Exhibit 14

Hash Labs Inc.
Code of Ethics

Hash Labs Inc.,  (the “Company”) has adopted this Code of Ethics (“Code”) for the following purposes:

●	to deter wrongdoing

●	to promote the honest and ethical conduct of all the Company’s employees, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	to promote full, fair, accurate, timely and understandable disclosure in public reports and communications issued by the Company; and

●	to promote compliance with all applicable laws, rules, and regulations.

This Code is being adopted in order to comply with Section 406 of the Sarbanes-Oxley Act of 2002, related rules promulgated by the Securities and Exchange Commission.

This Code is applicable to all employees. In addition, certain provisions of this Code are specifically directed to the Company’s Chief Executive Officer, Chief Financial Officer, and financial managers.

All employees are expected to abide by this Code. Although this Code provides standards of conduct for many situations, it does not cover all possible situations that may arise. Accordingly, all employees are expected to conduct themselves in a manner consistent with the spirit and letter of this Code and avoid even the appearance of improper behavior.

All the Company’s employees must become familiar with, and abide by this Code. Each existing employee and each new employee, when hired, must certify, as a condition of employment, that he or she has received, read, understands, and agrees to comply with the Code.

Failure to provide a timely certification constitutes a violation of the Code and can result in disciplinary action. When there is any doubt whether a particular transaction or course of conduct complies with or is subject to this Code, the employee should consult the Chairman of the Audit Committee.

The CEO, CFO, and financial managers are responsible for maintaining the Company’s accounting records in accordance with all applicable laws, and ensure that the accounting records are proper, supported, classified, and do not contain any false or misleading entries.

The CEO, CFO, and financial managers are responsible for the Company’s system of internal financial controls and shall promptly bring to the attention of the Chairman of the Audit Committee, any information he or she may have concerning:

●	significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data; and

●	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal control over financial reporting.

The CEO, CFO, and all financial managers are responsible for full, fair, accurate, timely and understandable disclosure in:

●	reports and documents that the Company files with or submits to the SEC; and

●	the Company’s other communications with the public, including both written and oral disclosures, statements, and presentations.

The following guidelines for employees are to assist in the implementation of this provision:

●	No employee may make any false or misleading entry in the Company’s books and records;

●	No employee may approve or make any payment with the agreement or understanding that any part of such payment is to be used for any purpose other than that described by the documents supporting the payment; and

●	No employee shall use the Company’s funds for any unlawful purpose.

The CEO, CFO, all financial managers and employees are not permitted, directly or indirectly, to take any action to fraudulently influence, coerce, manipulate, or mislead any independent public or certified public accountant engaged in the performance of an audit or review of the financial statements of the Company that are required to be filed with the SEC if such person knew or was unreasonable in not knowing that such action could, if successful, result in rendering such financial statements materially misleading.

For purposes of this Code of Ethics, actions that “could, if successful, result in rendering such financial statements materially misleading” include, but are not limited to, actions taken at any time with respect to the professional engagement period to fraudulently influence, coerce, manipulate, or mislead an auditor:

●	to issue a report on the Company’s financial statements that is not warranted in the circumstances (due to material violations of generally accepted accounting principles, generally accepted auditing standards, or other applicable standards);

●	not to perform audit, review or other procedures required by generally accepted auditing standards or other applicable professional standards;

●	not to withdraw an issued report; or

●	not to communicate matters to the Audit Committee.

The CEO, CFO, each financial manager and each employee shall promptly bring to the attention of the Chairman of the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company or its employees or agents, or any violation of this Code of Ethics.

The CEO, CFO, financial managers, and employees shall not, during the term of their employment with the Company, compete with the Company and may never let business dealings on behalf of the Company be influenced, or even appear to be influenced, by personal or family interests. The CEO, CFO, financial managers and employees shall promptly bring to the attention of the Chairman of the Audit Committee any information he or she may have concerning any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

The Company is committed to complying with both the letter and the spirit of all applicable laws, rules, and regulations. The Company intends to prevent the occurrence of conduct not in compliance with this Code of Ethics and to halt any such conduct that may occur as soon as reasonably possible after its discovery. Allegations of non-compliance will be investigated whenever necessary and evaluated at the proper level(s). Those found to be in violation of this Code of Ethics, including failures to report potential violations by others, are subject to appropriate disciplinary action, up to and including termination of employment. Criminal misconduct may be referred to the appropriate legal authorities for prosecution.

The Company will strive to keep confidential the identity of anyone reporting a possible violation. To facilitate the fullest compliance possible, and encourage employees to ask questions when presented with potential violations, the Company will not tolerate retaliation against any employee asking questions or making a good faith report in an attempt to comply with this code. Open communication of issues and concerns by all employees without fear of retribution or retaliation is vital to the successful implementation of this Code. All employees are required to cooperate with the internal investigation of misconduct and unethical behavior.

Any waiver of this Code of Ethics may be made only by the Audit Committee and will be promptly disclosed as required pursuant to federal securities laws, regulations and applicable listing standards.